Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

SANOFI S.A.,

ZEST ACQUISITION SUB, INC.

and

PROVENTION BIO, INC.

Dated as of March 12, 2023

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-iii-

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Annexes

Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation
Annex III	Bylaws

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 12, 2023 (this “Agreement”), among Sanofi S.A., a French société anonyme (“Parent”), Zest Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Purchaser”), and Provention Bio, Inc., a Delaware corporation (the “Company”).

WHEREAS, the boards of directors of Parent, Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended, modified or extended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), for $25.00 per Share, to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of this Agreement, the “Offer Price”);

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the boards of directors of Parent and Purchaser each have (i) declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, and (ii) adopted this Agreement and approved the execution, delivery and performance by Parent and the Purchaser of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger; and

WHEREAS, Parent, as sole stockholder of Purchaser, will approve and adopt this Agreement immediately following its execution;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

Article I

THE OFFER

Section 1.1 The Offer.

(a) (i) Purchaser shall, as promptly as practicable after the date of this Agreement (but in no event later than the tenth (10th) day on which the principal offices of the Securities and Exchange Commission (“SEC”) in Washington, D.C. are open to accept filings (each such day, or, in the case of determining a date when any payment is due, each day (other than Saturday or Sunday) on which banks are open in New York, New York and Paris, France (a “Business Day”) following the date of this Agreement and, without the consent of the Company, not to be unreasonably withheld, conditioned or delayed, in no event earlier than the tenth (10th) Business Day following the date of this Agreement), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price. The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the terms of this Agreement, including the prior satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one (1) minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, and/or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”). Purchaser expressly reserves the right at any time or, from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser may not (A) decrease the Offer Price or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend, modify, or waive the Minimum Tender Condition, (D) add to the Offer Conditions or impose any other conditions on the Offer, (E) amend or modify the Offer Conditions in a manner adverse to the holders of Shares, (F) extend the Expiration Date of the Offer except as required or permitted by Section 1.1(a)(ii) or (G) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall accept for purchase and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Purchaser shall (A) extend the Offer for one (1) or more periods of time of up to ten (10) Business Days per extension if at any scheduled Expiration Date any Offer Condition is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer; provided, that, Purchaser is not required to, and Purchaser shall not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC, in accordance with Rule 14d-2 of the Exchange Act, a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal, summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company shall furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and the Company’s stockholders that is required by applicable federal securities Laws to be set forth in the Offer Documents. Except from and after a Change of Board Recommendation, Parent and Purchaser shall afford the Company a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC. Parent and Purchaser shall (i) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (ii) consult with the Company regarding any such comments prior to responding thereto and (iii) promptly provide the Company with copies of any responses to any such comments, in each case, except from and after a Change of Board Recommendation. Parent and Purchaser each agree that it shall cause the Schedule TO to comply in all material respects with the Exchange Act. Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Schedule TO. Parent and Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable federal securities Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

(c) On the terms specified herein and subject to the satisfaction or waiver (to the extent permitted hereunder) of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Acceptance Time and pay (or cause to be paid) for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within one (1) Business Day) after the Acceptance Time.

(d) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser shall terminate the Offer promptly (and in any event within twenty-four (24) hours of such termination of this Agreement pursuant to Article VIII), and Purchaser shall not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(e) The Offer Price will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date of this Agreement and prior to the Acceptance Time for Shares validly tendered and not validly withdrawn in connection with the Offer so as to provide any holder of Shares validly tendered and not validly withdrawn in the Offer the same economic effect as contemplated by this Agreement; it being understood that nothing in this Section 1.1(e) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of Section 6.1.

Section 1.2 Company Actions; Schedule 14D-9.

(a) As promptly as practicable on the day that the Offer is commenced, after the filing of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation. The Company shall include in the Schedule 14D-9 the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL. The Company shall establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, that, such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser, absent a Change of Board Recommendation, shall coordinate with the Company so that Parent and Purchaser may disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Except from and after a Change of Board Recommendation, Parent and Purchaser shall furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company or required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except from and after a Change of Board Recommendation, Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company shall (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any responses to any such comments, in each case, except from and after a Change of Board Recommendation. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

Section 1.3 Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with a list of the Company’s stockholders, mailing labels, security position listings and computer files containing the names and addresses of the record holders of the Shares as of the most recent practicable date prior to consummation of the Offer (such date, the “Stockholder List Date”), and the Company shall furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser shall hold and use all information and documents provided to it under this Section 1.3 in accordance with the letter agreement regarding confidentiality, by and between Parent and the Company, dated February 26, 2023 (as amended or waived, the “Confidentiality Agreement”).

Article II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2 Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, as soon as practicable following consummation of the Offer, but in no event later than the first (1st) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the Effective Time.

Section 2.3 Effects of the Merger. The Merger will have the effects set forth herein and in the DGCL.

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law, subject to Section 6.5.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law, subject to Section 6.5.

Section 2.5 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified.

Section 2.6 Merger Without a Vote of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

Section 2.7 Merger Consideration Adjustment. The Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time so as to provide any holder of Shares that receives Merger Consideration the same economic effect as contemplated by this Agreement, it being understood that nothing in this Section 2.7 shall be construed to permit the Company to take any action that is expressly prohibited by the terms of Section 6.1.

Article III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), and as of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable with respect to such Shares in accordance with Section 3.5;

(b) each Share (i) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time, (ii) held immediately prior to the Effective Time by Parent or any direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) or (iii) irrevocably accepted for purchase in the Offer, will be cancelled and retired without any conversion thereof and no payment or distribution will be made with respect thereto;

(c) all shares of the common stock, par value $0.0001 per share, of Purchaser outstanding as of immediately prior to the Effective Time shall be converted into an aggregate number of shares of common stock, par value $0.0001 per share, of the Surviving Corporation equal to the number of Shares outstanding and issued immediately prior to the Effective Time; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.4.

Section 3.2 Treatment of Equity Awards.

(a) Prior to the Effective Time, the Company Board (or the committee administering a Company Equity Plan) shall adopt such resolutions as are required to approve the transactions contemplated by this Section 3.2.

(b) As of the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Equity Plan (each such option, a “Company Stock Option”) that is outstanding and vested immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (x) the total number of shares of Company Common Stock subject to such vested Company Stock Option as of immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.

(c) As of the Effective Time, each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time and held by a person set forth on Schedule 3.2(c) of the Company Disclosure Letter will be cancelled and converted into a cash-based award (a “Converted Stock Option”), which shall entitle the holder thereof to receive an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (1) the total number of shares of Company Common Stock subject to such unvested Company Stock Option as of immediately prior to the Effective Time multiplied by (2) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option, subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) that were applicable to the corresponding Company Stock Option immediately prior to the Effective Time. Parent shall make (or shall cause the Surviving Corporation to make) a payment in respect of each portion of a Converted Stock Option that becomes vested on the Surviving Corporation’s next regularly scheduled payroll date following the applicable vesting date (but in no event later than ten (10) Business Days after the applicable vesting date).

(d) As of the Effective Time, each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time and not covered by Section 3.2(c), whether or not then subject to any performance or other vesting condition, will (i) vest in full immediately prior to the Effective Time, with any performance condition deemed achieved in full and (ii) be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time (after giving effect to the acceleration of vesting set forth in (i) above) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.

(e) Subject to Section 3.7, Parent shall make (or cause the Surviving Corporation to make) all payments to former holders of Company Stock Options required under Section 3.2(b) and (d) on the Surviving Corporation’s next regularly scheduled payroll date following the Effective Time (but in no event later than ten (10) Business Days after the Effective Time).

Section 3.3 Treatment of Company Warrants.

(a) In accordance with Section 2(a) of each of the Series A Warrants, each Series A Warrant that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Series A Warrant shall be entitled to receive (without interest), an amount of cash equal to the product of (x) the total number of shares of Company Common Stock into which the Series A Warrant is exercisable as of immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Series A Warrant;

(b) In accordance with Section 4.1 of each of the IPO Warrants and Section 1.6(b) of each of the Private Placement Warrants, each IPO Warrant and each Private Placement Warrant that is outstanding immediately prior to the Effective Time (the “Carryover Warrants”), whether vested or unvested, will be assumed by the Surviving Corporation and after the Effective Time will be converted into and will thereafter represent a warrant to acquire upon exercise thereof, with respect to each Share that the holder of such Carryover Warrant would have been entitled to receive had such holder exercised such Carryover Warrant in full immediately prior to the Effective Time, the Merger Consideration, and, except as may otherwise be agreed between Parent and the Company, will otherwise be on the same terms and conditions as were applicable under such Carryover Warrant immediately prior to the Effective Time, including, without limitation, the exercise price per share of Company Common Stock under such IPO Warrant and Private Placement Warrant as of immediately prior to the Effective Time; and

(c) Unless otherwise amended in writing by the Company and the applicable holder of a Term Loan Warrant in accordance with Section 6.16 (in which case the treatment of such Term Loan Warrant in the Merger shall be as specified in such amendment), each Term Loan Warrant outstanding immediately prior to the Effective Time will remain outstanding following the Effective Time and will be exercisable into shares of common stock of the Surviving Corporation on the same terms and conditions as were applicable under such Term Loan Warrant immediately prior to the Effective Time.

Section 3.4 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly exercises and perfects their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. From and after the Effective Time, a holder of Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder effectively withdraws or loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 3.1.

(b) The Company shall provide Parent with prompt written notice of any written demands for appraisal, withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to participate in all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal. Prior to the Effective Time, the Company shall not be required to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c) If any holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to obtain payment of the fair value of such holder’s Dissenting Shares under the DGCL, then, as of the occurrence of such effective withdrawal or loss, such holder’s Shares will no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, will be treated as if such holder’s Shares, as of the Effective Time, had been converted into the right to receive the Merger Consideration, without interest thereon, as set forth in Section 3.1(a) upon surrender of the Certificate or Certificates.

Section 3.5 Paying Agent Matters; Surrender of Shares.

(a) Prior to the Acceptance Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), cash in an amount sufficient to pay the aggregate Offer Price (calculated for the purposes of this Section 3.5(a) assuming that all outstanding Shares are tendered into the Offer), and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 1.1(a)(ii), Section 1.1(c), Section 3.5(b) and Section 3.5(c). Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Offer Price, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.5(b) and Section 3.5(c). The aggregate Offer Price as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.5(b) and Section 3.5(c), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form reasonably satisfactory to the Company and Parent, which will specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon proper delivery of such Certificate (or effective affidavits of loss in lieu thereof) to the Paying Agent, and (ii) instructions for use in effecting the surrender of the Certificate (or effective affidavits of loss in lieu thereof), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III, and such Certificates shall then be cancelled. Upon surrender of a Certificate (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly executed and properly completed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time the Merger Consideration payable for each Share formerly represented by such Certificate pursuant to Section 3.1 (less any applicable withholding Tax pursuant to Section 3.7), and the Certificate so surrendered shall forthwith be cancelled.

(c) With respect to non-certificated Shares represented in book-entry form (the “Book-Entry Shares”), Parent shall cause the Paying Agent to pay and deliver the Merger Consideration payable therefor (less any applicable withholding Tax pursuant to Section 3.7), in each case promptly following the Effective Time (and in any event within three (3) Business Days thereafter). The Company and Parent shall cooperate to, and Parent shall cause the Paying Agent to, (i) deliver to DTC or its nominees, or to holders of Book-Entry Shares, in each case to the extent applicable or required, any notice with respect to the effectiveness of the Merger and any instructions for surrendering Book-Entry Shares and (ii) establish procedures with the Paying Agent and DTC to ensure that the Paying Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration payable for each such Book-Entry Share pursuant to Section 3.1.

(d) The Paying Agent shall accept such Certificates and transferred Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates and Book-Entry Shares pursuant to this Section 3.5. Until so surrendered, outstanding Certificates and Book-Entry Shares (other than Certificates and Book-Entry Shares representing any Dissenting Shares) shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, less any applicable withholding Tax pursuant to Section 3.7, payable in respect thereof pursuant to the provisions of this Article III.

(e) At any time following the date that is twelve (12) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(f) From and after the Effective Time, the stock transfer books of the Surviving Corporation will be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Corporation of Shares that were issued and outstanding immediately prior to the Effective Time. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for any reason will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article VIII.

(g) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate.

Section 3.6 Section 16 Matters. Prior to the Acceptance Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares and Company Stock Options in the Contemplated Transactions.

Section 3.7 Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and timely paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent shall provide the Company five (5) days’ notice of any withholding agent’s intention to make such deduction or withholding (other than any deduction or withholding with respect to any payments constituting compensation for services) and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent shall reasonably cooperate with the Company to obtain such reduction or relief from such deduction or withholding.

Section 3.8 Transfer Taxes. If any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it will be a condition to such payment that (a) such Certificate or Book-Entry Share so surrendered must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate or Book-Entry Share to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or must establish to the satisfaction of the Paying Agent that such Tax has been paid or is not required to be paid. Parent shall timely pay any other Transfer Taxes incurred in connection with the Contemplated Transactions.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) publicly filed with the SEC no less than one (1) Business Day prior to the date of this Agreement or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1 Organization and Corporate Power. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company’s Subsidiary is a private limited company existing under the Laws of the United Kingdom. Each of the Company and its Subsidiary has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its Subsidiary is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”), and the organizational documents of its Subsidiary (the “Subsidiary Organizational Documents”), each as in effect as of the date of this Agreement, have been heretofore made available to Parent and Purchaser.

Section 4.2 Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming that the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, to consummate the Offer and the Merger. The Company Board has unanimously (a) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (b) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (c) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. No other corporate action on the part of the Company is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3 Capital Stock.

(a) The authorized capital stock of the Company consists of 150 million shares of Company Common Stock and 25 million shares of preferred stock, $0.0001 par value per share (“Company Preferred Stock”), of which, as of March 8, 2023 (the “Measurement Date”), 91,100,410 Shares and no shares of Company Preferred Stock were issued and outstanding, and, as of the Measurement Date, there were Company Stock Options exercisable into an aggregate of 19,025,652 shares of Company Common Stock. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of each holder of Company Stock Options, including, with respect to each award of Company Stock Options, (i) the number of the shares of Company Common Stock subject thereto, (ii) the exercise price, (iii) the vesting schedule and (iv) the vested and unvested portion of such Company Stock Option. Other than as specified in Section 4.3(a), (b) or (c) or as set forth on Section 4.3(b) of the Company Disclosure Letter, there are no other equity or equity-based awards outstanding. Each Company Stock Option, (i) was granted in material compliance with all applicable Laws and all of the material terms and conditions of the Company Equity Plan under which it was granted, (ii) is evidenced by an award agreement, substantially in a form made available to Parent, and (iii) does not trigger any liability for the holder thereof under Section 409A of the Code.

(c) As of the Measurement Date, there were outstanding (i) Series A Warrants exercisable into an aggregate of 77,162 shares of Company Common Stock with an exercise price of $2.50 per share, (ii) IPO Warrants exercisable into an aggregate of 782,305 shares of Company Common Stock with an exercise price of $5.00 per share, (iii) Private Placement Warrants exercisable into an aggregate of 13,318,535 shares of Company Common Stock with an exercise price of $6.00 per share, (iv) Tranche 1 Term Loan Warrants exercisable into an aggregate of 111,934 shares of Company Common Stock with an exercise price of $4.4669 per share, and (v) Tranche 2 Term Loan Warrants exercisable into an aggregate of 93,457 shares of Company Common Stock with an exercise price of $8.56 per share.

(d) Except as disclosed in this Section 4.3, as set forth in Section 4.3(b) of the Company Disclosure Letter or for changes since the Measurement Date resulting from the exercise of Company Warrants or Company Stock Options or grants of Company Stock Options under a Company Equity Plan as permitted by this Agreement, the Company has no outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which the Company’s stockholders may vote.

Section 4.4 Subsidiary. All of the outstanding shares of capital stock or equivalent equity interests of the Company’s Subsidiary are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than Permitted Liens). The Company’s Subsidiary does not have any outstanding or authorized any options or other rights to acquire from the Subsidiary, or any obligations to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of the Subsidiary not owned by the Company. The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Person other than the Company’s Subsidiary. Neither the Company nor the Company’s Subsidiary has agreed nor is obligated to make, and are not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

Section 4.5 No Breach. The execution and delivery of this Agreement by the Company, and the consummation by the Company of the Offer and the Merger, do not (a) conflict with or violate the Company Organizational Documents or the Subsidiary Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.6 have been obtained, and all filings and obligations described in Section 4.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company, its Subsidiary or any of their properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, or require any consent or approval under, any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.6 Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability, manufacturing, wholesale or distribution of drug or biological products and (f) any filings with the relevant authorities of states in which the Company or its Subsidiary is qualified to do business, in each case, the Company is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.7 SEC Reports; Financial Statements; Disclosure Controls and Procedures.

(a) Since the Reference Date, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC under the Exchange Act (such reports or documents, the “Company SEC Documents”). The Company’s Subsidiary is not required to file or furnish any form, report, statement, schedule, registration statement, proxy statement, certification or other document with, or make any other filing with, or furnish any other material to, the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, as in effect on the date so filed, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly present, in accordance with GAAP in all material respects, the consolidated financial position of the Company and the Company’s Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Company’s Subsidiary for the periods covered thereby (subject, in the case of unaudited financial statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not, individually or in the aggregate, material in amount).

(c) The Company has designed and maintains, and at all times since the Reference Date, has maintained, a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Company Balance Sheet Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Company Balance Sheet Date, neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or its Subsidiary has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or its Subsidiary has engaged in questionable accounting or auditing practices.

(e) Neither the Company nor its Subsidiary is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company’s Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

Section 4.8 No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of September 30, 2022 (the “Company Balance Sheet Date”), that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) for performance obligations on the part of the Company or its Subsidiary pursuant to the terms of any Company Material Contract (other than liabilities or obligations due to breaches thereunder), (d) as incurred in connection with this Agreement or the Contemplated Transactions or (e) as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company, together with its Subsidiary, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.

Section 4.9 Absence of Certain Developments. From the Company Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect and there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, would be reasonably expected to have, a Company Material Adverse Effect. Except in connection with the Contemplated Transactions, and other than as a result of Health Emergencies and Health Measures (including any modifications, suspensions or alterations of operations resulting from, or determined by the Company and its Subsidiary to be advisable and reasonably necessary in response to, COVID-19 or other Health Emergencies), from the Company Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor its Subsidiary has taken, committed or agreed to take any actions that would have been prohibited by (A) Section 6.1(b)(vi), (vii), (x), (xi), (xii), (xv) or (xvi), or (B) Section 6.1(b)(xxi), solely with respect to any of the foregoing clause (A), in each case if such covenants had been in effect as of the Company Balance Sheet Date.

Section 4.10 Compliance with Laws.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiary operate, and since the Reference Date have operated in compliance, with all Laws applicable to them, any of their properties or other assets or any of their business or operations.

(b) Except in each case as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since the Reference Date, (i) neither the Company nor its Subsidiary has received any written notice from any Governmental Body that alleges (A) any violation or noncompliance (or reflects that the Company or its Subsidiary is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permit, and (ii) neither the Company nor its Subsidiary has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) The Company and each of its officers and directors are in material compliance with, and have since the Reference Date complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) The Company represents and warrants that it does not produce, design, test, manufacture, fabricate or develop a “critical technology,” as that term is defined in 31 C.F.R. Section 800.215.

Section 4.11 Title to Tangible Properties.

(a) Each of the Company and its Subsidiary have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets owned or leased by it as of the date of this Agreement and necessary for the conduct of the business of the Company and its Subsidiary, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The leased real property described in Section 4.11(b) of the Company Disclosure Letter (the “Company Real Property”) is a true and complete list of all the Company Real Properties leases as of the date of this Agreement and constitutes all of the real property used, occupied or leased by the Company or its Subsidiary. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company or its Subsidiary) the right to use or occupy the Company Real Property, and no other Person (other than the Company and its Subsidiary) is in possession of the Company Real Property. The Company Real Property leases are in full force and effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company Real Property leases is valid, binding and enforceable on the Company or its Subsidiary that is a party to such lease and, to the Company’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company or its Subsidiary has performed all material obligations required to be performed by it to date under each such lease. Neither the Company nor its Subsidiary nor, to the Company’s Knowledge, any other party to the applicable the Company Real Property leases is in default in any material respect under any of such leases, nor has the Company or its Subsidiary given or received written notice of termination, cancellation, breach, or default under any such lease. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Real Property leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Real Property leases. The Company has not granted, and, to the Company’s Knowledge, no other party has granted, any options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Real Property or any portion thereof or interest therein.

(c) The Company does not and has never owned any real property.

Section 4.12 Tax Matters.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiary have timely filed (taking into account any applicable extensions) all Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all respects and (iii) the Company and its Subsidiary have paid all Taxes shown as due and payable on any Tax Return.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) there are no liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith) upon any of the assets of the Company or its Subsidiary and (ii) the Company and its Subsidiary have withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party (including, without limitation, Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and complied with all information reporting and back-up withholding provisions of applicable Law.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, no U.S., federal, state, local or foreign Actions relating to Taxes are pending, threatened in writing, or being conducted with respect to the Company or its Subsidiary.

(d) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, there has never been any claim made in writing by any taxing authority in a jurisdiction where the Company or its Subsidiary do not file Tax Returns that any of such entities may be subject to Tax in that jurisdiction.

(e) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, there are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or its Subsidiary, and neither the Company nor its Subsidiary is a party to any litigation or administrative Action relating to Taxes. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or its Subsidiary that has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Actions.

(f) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary has (i) constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement; or (ii) knowledge of facts which are reasonably likely to cause any prior transactions in which the Company or its Subsidiary (or any predecessors of the Company or its Subsidiary) were treated as either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) to not qualify for tax-free treatment under Section 355 or 361 of the Code.

(g) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary has participated in a “listed transaction,” as defined in Section 1.6011-4(b)(2).

(h) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Body with respect to any amount of Taxes.

(i) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or its Subsidiary that is currently in force.

(j) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary (i) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is the Company or its Subsidiary) or (iii) has liability for the Taxes of any Person (other than the Company or its Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(k) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result: (i) of any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (ii) of Section 965(a) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iii) of any change in method of accounting made prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iv) of any prepaid amount received on or prior to the Closing Date or (v) of any installment sale or open transaction disposition made on or prior to the Closing Date.

Section 4.13 Contracts and Commitments.

(a) Except for any Company Plans, as of the date of this Agreement, neither the Company nor its Subsidiary is a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or its Subsidiary that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) Contract (A) relating to the disposition or acquisition by the Company or its Subsidiary of a material amount of assets (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business, or (2) prior to the date of this Agreement, that contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are expected to result in claims in excess of $2,000,000 or (B) pursuant to which the Company or its Subsidiary will acquire any material ownership interest in any other person or other business enterprise other than the Company’s Subsidiary;

(iii) Contract establishing any joint venture, partnership, limited liability company or collaboration, in each case, that is material to the Company and its Subsidiary, taken as a whole;

(iv) Contract (A) prohibiting or materially limiting the right of the Company or its Subsidiary to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or its Subsidiary to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or service exclusively to a single party, (C) requiring the Company or its Subsidiary to conduct any business on a “most favored nations” basis with any third party or (D) under which any Person has been granted the right to manufacture, sell, market or distribute any product of the Company or its Subsidiary on an exclusive basis in any geographical area;

(v) Contracts in respect of Indebtedness of $5,000,000 or more (whether incurred, assumed, guaranteed or secured by any asset), other than loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business;

(vi) Contract between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(vii) Contract relating to the voting or registration of any securities;

(viii) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets that have a fair market value or purchase price of more than $5,000,000 in favor of a party other than the Company or its Subsidiary;

(ix) Contract under which the Company or its Subsidiary is expected to make annual expenditures or receive annual revenues in excess of $3,000,000 during the current or a subsequent fiscal year;

(x) Contracts of the Company or its Subsidiary relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company or its Subsidiary;

(xi) Contracts of the Company or its Subsidiary that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or its Subsidiary or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or its Subsidiary or prohibit, limit or restrict the issuance of guarantees by the Company or its Subsidiary other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xii) Contracts with third party manufacturers and suppliers for the manufacture and/or supply of materials or products in the supply chain for Products that involve payments in excess of $1,000,000 during the current fiscal year;

(xiii) Contract with any Governmental Body under which payments in excess of $2,000,000 were received by the Company in the most recently completed fiscal year;

(xiv) Hedging, swap, derivative or similar Contract; or

(xv) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xv) above of this Section 4.13(a) or excluded therefrom due to the exception of being filed as an exhibit to the Company SEC Documents, together with each Company Real Property lease listed in Section 4.11(b) of the Company Disclosure Letter and each IP Contract required to be listed in Section 4.14(e) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b) The Company has made available to Parent a true and correct copy of all written Company Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

(c) (i) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its Subsidiary (A) is, or has sent or received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination or material amendment of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiary, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination of any Company Material Contract or that it intends to seek to terminate any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are included in the Owned Intellectual Property or any Exclusive Intellectual Property for which the Company or its Subsidiary is responsible for prosecution or maintenance, and that in each case are either registered with a Governmental Body as of the date of this Agreement or for which the Company or its Subsidiary or its licensor has filed an application for registration pending as of the date of this Agreement, including any such Patents, Trademarks or Copyrights that have been abandoned by the Company or its Subsidiary as of the date of this Agreement in the normal course of business or for which registration has expired (such abandoned or expired Patents, Trademarks or Copyrights, the “Abandoned IP”, and collectively each of (i), (ii) and (iii), excluding the Abandoned IP, the “Company Registered Intellectual Property”), indicating for each such item in (i), (ii) and (iii), as applicable and as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the status of application/registration, the application/registration date and number, the filing/issuance date and number, and whether such registration/application is subject to any license granted under an IP Contract (and, if so, the full legal name of the applicable licensor or licensee). With respect to both any Exclusive Intellectual Property for which the Company or its Subsidiary is responsible for prosecution or maintenance, and to the Owned Intellectual Property, that in either case is Company Registered Intellectual Property, Section 4.14(a) of the Disclosure Letter also includes the agent/attorney/firm responsible and any and all necessary actions or payments that the Company or its Subsidiary must take within sixty (60) days following the date of this Agreement to obtain, maintain, perfect or renew each such application/registration. Section 4.14(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all: (x) internet domain names with respect to which the Company or its Subsidiary are the registrant; and (y) material unregistered Trademarks included in the Owned Intellectual Property. All Company Registered Intellectual Property is subsisting.

(b) The Company or its applicable Subsidiary (i) has made, or has directed to be made, necessary filings and paid, or had directed to be paid, necessary registration, maintenance, renewal and other fees required for maintaining all Company Registered Intellectual Property and (ii) is listed as the exclusive or joint owner of all rights, title and interests at the U.S. Patent and Trademark Office or relevant authorities in foreign jurisdictions, as the case may be, in the Owned Intellectual Property that is Company Registered Intellectual Property, free and clear of all Liens (except for Permitted Liens, non-exclusive licenses of Intellectual Property granted under IP Contracts, or to customers in the ordinary course). The Company and its Subsidiary: (x) exclusively or jointly owns all right, title and interest in and to all Owned Intellectual Property; and (y) possess rights pursuant to a valid, written IP Contract set forth on Section 4.14(e) of the Company Disclosure Letter, to use all Exclusive Intellectual Property and all other Intellectual Property that is used in, held for use in, or otherwise material to, the current business of the Company or its Subsidiary, in each case of (x) and (y), as of the date of this Agreement (collectively, the rights described in (x) and (y), the “Company Intellectual Property”); provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with in Section 4.14(c) below. Without limiting the foregoing:

(i) Section 4.14(b)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all Owned Intellectual Property or, to the Knowledge of the Company, Exclusive Intellectual Property, in each case, material to the current or currently contemplated business of the Company or its Subsidiary, as of the date of this Agreement, that is subject to any joint ownership interest or retention of any exclusive rights by any other Person.

(ii) No current or former director, officer, employee, contractor or consultant of the Company or its Subsidiary jointly owns or retains any license or similar right under any Owned Intellectual Property or, to the Knowledge of the Company, Exclusive Intellectual Property.

(iii) To the Knowledge of the Company, the Company Intellectual Property constitutes all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiary to conduct its business as currently conducted or currently contemplated to be conducted. For purposes of this Section 4.14(b)(iii) only, “currently contemplated to be conducted” shall be deemed limited to the contemplated future business of the Company and its Subsidiary as has been described by the Company or its Subsidiary in the Company SEC Filings.

(iv) The Company and its Subsidiary have prepared or are preparing to file patent applications for all potentially patentable Inventions within the Owned Intellectual Property, except, where in the exercise of reasonable business judgment, the Company or its Subsidiary, as applicable, has decided not to file or has decided to defer filing a patent application on a potentially patentable Invention. The Company, the Company and its Subsidiary have complied in all material respects with all Laws regarding the identification of inventors and the duty of disclosure, candor and good faith in connection with each Patent included in the Company Registered Intellectual Property. No public disclosure bar or sale by the Company or its Subsidiary (or to the knowledge of the Company, any other Person) has occurred which has rendered or would reasonably be expected to render any Patent contained in the Company Registered Intellectual Property unenforceable or unpatentable. To the Knowledge of the Company, as of the date of this Agreement, the Company and its Subsidiary have not voluntarily disclosed or authorized the use of, or been subject to a breach of security, unauthorized access to, or the unauthorized use or disclosure of, any Inventions or other confidential information in the Company or its Subsidiary’s possession or control, in each case, in a manner that may affect: (A) the patentability of any potentially patentable Inventions, or (B) the validity of any Patent or patent application claiming such Inventions.

(c) To the Knowledge of the Company, since the Reference Date, neither the conduct of the Company or its Subsidiary’s businesses, including the use, practice or other exploitation of the Owned Intellectual Property, nor the Products, has misappropriated, infringed or otherwise violated the Intellectual Property of any Person. Since the Reference Date, neither the Company nor its Subsidiary has received any written notice from any Person claiming that the conduct of the Company’s or its Subsidiary’s business, including the use, practice or other exploitation of the Owned Intellectual Property or Exclusive Intellectual Property or the Products, has misappropriated, infringed or otherwise violated the Intellectual Property of such Person.

(d) Since the Reference Date, (i) to the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated any Owned Intellectual Property or Exclusive Intellectual Property and (ii) no claims have been filed, are pending or have been threatened in writing or, to the Knowledge of the Company, otherwise threatened, against the Company or its Subsidiary (A) regarding the Company’s or its Subsidiary’s misappropriation, infringement, violation, wrongful use or ownership of any Owned Intellectual Property or use of any Exclusive Intellectual Property or (B) challenging or questioning the scope, validity, enforceability, registrability or ownership of any Owned Intellectual Property or Exclusive Intellectual Property.

(e) Section 4.14(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company or its Subsidiary is a party. Neither the Company nor its Subsidiary are, nor to the Knowledge of the Company is any other party thereto, in default of its obligations under any such IP Contracts in any material respect.

(f) As of the date of this Agreement, none of the Owned Intellectual Property or, to the Knowledge of the Company, Exclusive Intellectual Property is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or its Subsidiary of any such Owned Intellectual Property or Exclusive Intellectual Property other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business. None of the material Owned Intellectual Property or, to the Knowledge of the Company, the Exclusive Intellectual Property, is subject to restrictions on the assignment or transfer by the Company or its Subsidiary of any such material Company Intellectual Property.

(g) Each current and former employee of the Company or its Subsidiary, each current and former independent contractor of the Company or its Subsidiary and any other third parties with access to any Trade Secrets material to the current business of the Company or its Subsidiary is subject to a written non-disclosure or other confidentiality agreement that includes customary obligations to maintain the confidentiality of, and restrict the use of, such information. The Company and its Subsidiary have taken commercially reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets, and, no material Trade Secret has been authorized to be disclosed or, to the Knowledge of the Company, has been actually disclosed by the Company or its Subsidiary, other than pursuant to a written non-disclosure or other confidentiality agreement.

(h) The Company and its Subsidiary have (i) in respect of each of their respective current and former independent contractors that have invented Intellectual Property (excluding Patents) in the Owned Intellectual Property, to the Knowledge of the Company, executed written agreements with each such Person, and (ii) in respect of each of their respective current and former employees, and (except as set forth in the foregoing (i)) independent contractors that have invented Intellectual Property (including Patents) in the Owned Intellectual Property, executed written agreements with each such Person, which in each case of (i) and (ii), require such Person to presently assign to the Company or its Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or its Subsidiary in the course of such Person’s employment or retention thereby. No current or former director, officer, employee, or independent contractor of the Company or its Subsidiary or any other Person has made a written claim, or to the Knowledge of the Company, threatened to make any claim, of ownership or right, in whole or in part, to any Owned Intellectual Property or to any remuneration in connection therewith.

(i) The Company or its Subsidiary owns or has a right to use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information and functions used in connection with, and material to, the conduct of the Company’s or its Subsidiary’s businesses (the “Company IT Systems”). The Company IT Systems operate and perform in all material respects sufficient to permit the operation of the Company’s and its Subsidiary’s business as currently conducted . To the Knowledge of the Company, the Company has used security measures designed to protect the Company IT Systems from any viruses, worms, trojan horses, bugs or faults, breakdowns, contaminants or continued substandard performance that would be expected to cause any material disruption or interruption in or to the use of any such Company IT Systems or to the businesses of the Company or its Subsidiary.

(j) No funding, facilities, personnel or other resources of any governmental entity or any university, college, research institute or other educational institution were used to develop any Owned Intellectual Property or, to the Knowledge of the Company, Exclusive Intellectual Property where, to the Knowledge of the Company, as a result of such funding or the use of such facilities or other resources, such entity has any rights in such Owned Intellectual Property or Exclusive Intellectual Property. To the Knowledge of the Company, no director, officer, employee, consultant, or independent contractor of the Company or its Subsidiary, or any other Person who contributed to the creation or development of any Owned Intellectual Property or Exclusive Intellectual Property, has performed services for a government or a university, college, other educational institution or research center during the period of time during which such Person was also performing services for the Company or its Subsidiary. To the Knowledge of the Company, the Inventions Covered by Patents within the Owned Intellectual Property and Exclusive Intellectual Property (i) are not a “subject invention” as that term is described in 35 U.S.C. §201(e); (ii) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, as amended, codified at 35 U.S.C. §§200-212, as amended, or any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401; and (iii) are not the subject of any licenses, options or other rights of any Governmental Body, within or outside the United States; in the case of clauses (i) or (ii), or similar obligations or restrictions under the applicable Law of any other country.

(k) Except as set forth on Section 4.14(k) of the Company Disclosure Letter, the Company has made available to Parent and Purchaser true and correct copies of all Contracts or licensing agreements needed to establish an unbroken chain of title from the inventor or creator of each Patent included in the Owned Intellectual Property, to the Company or its Subsidiary, as applicable.

Section 4.15 Litigation. As of the date of this Agreement, (a) there are no Actions pending or, to the Company’s Knowledge, no Actions threatened against the Company, its Subsidiary or any present officer or director, or, to the Company’s Knowledge, any former officer, or director or present or former employee of the Company or its Subsidiary in such individual’s capacity as such, at law or in equity, or before or by any Governmental Body, except for such Actions that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, and (b) and neither the Company nor its Subsidiary or, to the Knowledge of the Company, any present or former officer, director or employee of the Company or its Subsidiary in such individual’s capacity as such, is subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental Body, except for such judgments, injunctions, rules, orders or decrees that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.16 Insurance. Section 4.16 of the Company Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which the Company or its Subsidiary is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company or its Subsidiary is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor its Subsidiary is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any such insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company has delivered or made available to Parent an accurate and complete copy of all insurance policies set forth in Section 4.16 of the Company Disclosure Letter.

Section 4.17 Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all material Company Plans. No material Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or its Subsidiary who reside or work outside of the United States.

(b) With respect to each material Company Plan that is not filed as an exhibit to a Company SEC Document, the Company has made available to Parent and Purchaser true and correct copies of the following (as applicable) prior to the date of this Agreement or, with respect to any Company Plan that is provided or made available through a professional employer organization (to the extent not reasonably available to the Company), will use commercially reasonable efforts to provide the following (as applicable) as soon as reasonably practicable following the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents and (v) the most recent Internal Revenue Service determination, advisory or opinion letter.

(c) Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable advisory or opinion letter from the Internal Revenue Service. Except to the extent such noncompliance would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, each Company Plan has been administered and maintained in accordance with its terms and the requirements of the applicable provisions of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law; provided, that with respect to any Company Plan that is provided or made available through a professional employer organization, this representation shall be made subject to the Knowledge of the Company.

(d) With respect to each Company Plan, (i) there are no Actions pending or, to the Company’s Knowledge, threatened in writing, other than routine claims for benefits and (ii) all material contributions or other amounts payable by the Company or its Subsidiary pursuant to each Company Plan in respect of the current plan year have been timely paid or, to the extent not yet due, accrued in accordance with GAAP (to the extent required under applicable Law to be accrued).

(e) None of the Company, its Subsidiary or any of their respective ERISA Affiliates has at any time within the last six (6) years sponsored or contributed to a plan that is or was at the relevant time (i) subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Section 4.17(e) of the Company Disclosure Schedule sets forth each Company Plan that obligates the Company or its Subsidiary to provide a current or former officer, director, employee or individual independent contractor (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or its Subsidiary, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law.

(f) Except as required by applicable Law, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any severance pay becoming due to any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary under any Company Plan, (ii) materially increase or otherwise enhance any material benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting, or materially increase the amount of any compensation or benefits under any Company Plan, (iv) require the Company or its Subsidiary to set aside any assets to fund any benefits under any Company Plan or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. The Company has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

(g) The Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement preliminary Section 280G calculations which (based on the assumptions included therein) are true and correct as of the date of such calculations and which provide a good faith estimate of any “excess parachute payment” within the meaning of Section 280G of the Code that are not deductible by the Company or any member of the Company Group under Section 280G of the Code or that could reasonably be expected to result in any excise Tax on any “disqualified individual” within the meaning of Section 280G of the Code under Section 4999 of the Code, including in the event of a termination of employment on or following the Effective Time.

Section 4.18 Environmental Compliance and Conditions.

(a) Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(i) The Company and its Subsidiary are, and since the Reference Date have been, in compliance with all Environmental Laws;

(ii) The Company and its Subsidiary hold, and are in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(iii) Except for matters that are resolved, neither the Company nor its Subsidiary has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws; and

(iv) To the Company’s Knowledge, neither the Company nor its Subsidiary has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or its Subsidiary in a manner that reasonably could be expected to give rise to Liability for the Company or its Subsidiary under any Environmental Laws.

Section 4.19 Employment and Labor Matters.

(a) Neither the Company nor its Subsidiary is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body. No employees of the Company or its Subsidiary are represented by a labor union, works council or other employee representative body. Neither the Company nor its Subsidiary has experienced any material picketing, strike, slowdown, work stoppage, lockout or material grievance, claim of unfair labor practices or other collective bargaining dispute since the Reference Date.

(b) Except to the extent such noncompliance would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, as of the date of this Agreement the Company and its Subsidiary are, and between the Reference Date and the date of this Agreement have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages (including minimum wage and overtime wages), discrimination, harassment, retaliation, pay equity, workers’ compensation, safety and health, immigration, work authorization, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(c) There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company between the Reference Date and the date of this Agreement.

Section 4.20 FDA and Regulatory Matters; Privacy Matters.

(a) The Company and its Subsidiary hold all material Permits required under the Healthcare Laws for the lawful operation of the businesses of the Company and its Subsidiary as currently conducted (the “Healthcare Permits”), and as of the date of this Agreement, all such Healthcare Permits are valid and in full force and effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since the Reference Date, (i) the Company has submitted all applications, registrations and other material filings to Governmental Bodies required under the Healthcare Permits, and (ii) there has not occurred any violation of or default under any Healthcare Permit.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since the Reference Date, all of the Company’s and its Subsidiary’s Products that are subject to the jurisdiction of the FDA or similar Governmental Body have been manufactured, imported, exported, researched, developed, labeled, marketed, promoted, and distributed by or on behalf of the Company or its Subsidiary in all material respects in compliance with all Healthcare Laws, including Good Manufacturing Practices, Good Clinical Practices, and Good Laboratory Practices.

(c) Neither the Company, nor its Subsidiary, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities.” Neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective officers or employees has been convicted of a crime that has resulted in debarment under the Healthcare Laws, including, 21 U.S.C. Section 335a, and, to the Knowledge of the Company, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending against the Company or its Subsidiary or any of their respective officers or employees.

(d) (i) Neither the Company, nor its Subsidiary, has received any FDA 483 or warning letter, untitled letter or similar written notice from any Governmental Body alleging or asserting material noncompliance with any Healthcare Laws or Healthcare Permits that remains unsolved, and (ii) no manufacturing site used by the Company or its Subsidiary for the Products is or has been subject to a shutdown or import or export prohibition imposed by any Governmental Body with respect to the Products.

(e) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since the Reference Date, neither the Company nor its Subsidiary has received any written notice or communication from any institutional review board or Governmental Body (i) placing any clinical trials of the Products conducted by or on behalf of the Company on “clinical hold,” or (ii) requiring the termination or suspension of any ongoing or planned clinical trials of the Products conducted by or on behalf of the Company or its Subsidiary, including by any clinical research organization (CRO). The Company and its Subsidiary have made available to Purchaser true, correct, and complete copies of any and all material documents and correspondence, including biologics license applications and supporting documentation, submitted to or received from the FDA or any other Governmental Body. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since the Reference Date, the Company and its Subsidiary have filed all annual and periodic reports, amendments and safety reports for any Product required to be made to any Governmental Body.

(f) Since the Reference Date, none of the Products manufactured, tested, distributed, held or marketed by or on behalf of the Company or its Subsidiary have been or are the subject of any ban, suspension of manufacturing (whether voluntarily or otherwise), recall, market withdrawal or replacement, safety alert, seizure, “dear doctor” letter, or other notice relating to an alleged lack of safety or regulatory compliance.

(g) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiary are, and at all times since the Reference Date have been, in compliance with all applicable Healthcare Laws, (ii) neither the Company nor its Subsidiary has received any written notice or communication from any Governmental Body of any Action alleging a violation of any Healthcare Laws by the Company or its Subsidiary and (iii) the Company and its Subsidiary are not subject to any enforcement, regulatory or administrative proceedings regarding compliance with Healthcare Laws, and, to the Knowledge of the Company, no such enforcement, regulatory or administrative proceeding has been threatened with respect to any Product.

(h) Neither the Company nor its Subsidiary is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(i) Neither the Company, its Subsidiary nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of their agents or distributors or any other Person acting on behalf of the Company or its Subsidiary has at any time within the previous five (5) years, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any other applicable anti-bribery or anti-corruption Law in any jurisdiction, (v) made, received, offered to make or receive, promised to make or receive, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction, (vi) created or caused the creation of any false or inaccurate books and records of the Company or its Subsidiary; (vii) established or maintained any unlawful fund of corporate monies or other properties; (viii) has been a party to any proceeding relating to, has received a written request for information from any Governmental Body regarding, has made any disclosure to a Governmental Body related to, or is a target of any pending action, investigation, or other inquiry under the FCPA, UK Bribery Act, or any other anti-bribery or anti-corruption Law, or (ix) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery, in each case except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company and its Subsidiary, taken as a whole.

(j) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the operations of the Company and its Subsidiary have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company or its Subsidiary conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(k) The Company and its Subsidiary have been for the previous five (5) years, and are currently, in material compliance with the Trade Laws and Sanctions. Neither the Company nor its Subsidiary within the previous five (5) years has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person. Neither the Company nor its Subsidiary, nor any director, officer, employee, or, to the Knowledge of the Company, customer, agent, or representative thereof or any other Person authorized to act for or on behalf of the Company or its Subsidiary is a Sanctioned Person. Neither the Company nor its Subsidiary is a party to any proceeding relating to, has received a written request for information from any Governmental Body regarding, has made any disclosure to a Governmental Body related to, or is a target of any pending action, investigation, or other inquiry under any Trade Laws or Sanctions. No item, product, technology, or software produced, designed, tested, manufactured, fabricated, developed, exported, imported, sold or otherwise handled by the Company or its Subsidiary requires a license to be imported into or exported from the United States.

(l) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company, its Subsidiary and, to the Knowledge of the Company, any Person acting for or on behalf of the Company or its Subsidiary, have complied with all applicable Privacy Requirements. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, none of the Company’s or its Subsidiary’s privacy policies or notices have contained any omissions or been misleading or deceptive. As of the date of this Agreement, no claims, charges, investigations or regulatory inquiries have been asserted or threatened against the Company or its Subsidiary by any Person relating to or alleging a violation of any Privacy Requirement except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company, its Subsidiary, the execution, delivery, performance and consummation of the Transactions (including the Processing of Personal Information in connection therewith) will comply with all Privacy Requirements.

(m) As of the date of this Agreement, the Company and its Subsidiary has not been subject to a breach of security, unauthorized access to, or the unauthorized use or disclosure of Personal Information Processed by the Company and its Subsidiary or under the Company or its Subsidiary’s possession or control, including such an event that would require notification to third parties under applicable Privacy Laws, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiary have: (i) implemented and maintained reasonable and appropriate administrative, technical and organizational safeguards to protect the Company IT Systems and all Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; and (ii) taken reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of the Company or its Subsidiary has implemented and maintains the same.

(n) Neither the Company nor its Subsidiary is a “Covered Entity” or a “Business Associate,” as such terms are defined under the Health Insurance Portability and Accountability Act as amended, 42 U.S.C. § 1320d et seq., (“HIPAA”) and to the extent the Company may Process any “Protected Health Information” as defined under HIPAA, the Company does so in material compliance with all Privacy Requirements.

(o) Neither the Company nor its Subsidiary: (i) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (ii) has had a civil monetary penalty assessed against it under 42 U.S.C. §1320a-7a, or (iii) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies.

Section 4.21 Brokerage. Other than BofA Securities, Inc. and Centerview Partners LLC (together, the “Financial Advisors”), no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company. The Company has delivered or made available to Parent accurate and complete copies of any engagement letters pursuant to which the Financial Advisors are entitled to any financial advisory fee in connection with the Contemplated Transactions.

Section 4.22 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9. The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.23 No Rights Agreement. The Company is not a party to a stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan.

Section 4.24 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 5.10, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL shall be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the Contemplated Transactions.

Section 4.25 Merger Approval. Following the Acceptance Time, assuming satisfaction of the Minimum Tender Condition and the accuracy of the representations and warranties set forth in Section 5.10, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

Section 4.26 Opinion.

(a) The Company Board (in such capacity) has received the oral opinion of Centerview Partners LLC, as financial advisor to the Company, on or prior to the date of this Agreement, to be confirmed by delivery of a written opinion, that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $25.00 in cash, without interest, to be paid to the holders of Shares (other than Dissenting Shares, any Shares described in Section 3.1 and any Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall provide a copy of such written opinion to Parent solely for informational purposes following receipt thereof by the Company.

(b) The Company Board (in such capacity) has received the oral opinion of BofA Securities, Inc., as financial advisor to the Company, on or prior to the date of this Agreement, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to various assumptions and limitations described in such written opinion, the Offer Price to be received in the Contemplated Transactions by the holders of Shares (other than the holders of Shares described in Section 3.1) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such written opinion to Parent solely for informational purposes following receipt thereof by the Company.

Section 4.27 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

Article V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1 Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Purchaser has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens.

Section 5.2 Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of the Parent and Purchaser, is necessary to authorize this Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3 No Breach. The execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Offer and the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents), (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject or (c) conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under any Contract to which Parent, Purchaser or any other Subsidiary of Parent is a party, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 5.4 Consents. Except for (a) the applicable requirements of the HSR Act and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq and (d) the filing of the Certificate of Merger, the Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Parent or Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions other than such consents, approvals or authorizations that, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5 Litigation. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of Parent or Purchaser, threatened in writing against Parent or any of its Subsidiaries that seek to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 5.6 Offer Documents; Schedule 14D-9. None of the Offer Documents, will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company in writing specifically for inclusion in the Offer Documents. The Offer Documents will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.

Section 5.7 Brokerage. Other than PJT Partners, Inc., no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 5.8 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger. The vote or consent of Parent as the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.9 Capitalization and Operations of Purchaser. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 5.10 Ownership of Shares. Neither Parent nor Purchaser, nor any of their Affiliates or associates, is, or at any time during the last three (3) years has Parent or Purchaser or any of their Affiliates or associates been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Other than 2,712,497 Shares purchased by Aventis Inc. directly from the Company on February 10, 2023, neither Parent nor Purchaser, nor any of their Affiliates, beneficially owns any Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company. Neither Parent nor Purchaser nor any of their Affiliates are an Affiliate of the Company within the meaning of that term under the U.S. federal securities Laws.

Section 5.11 Funds. Parent has sufficient cash or other liquid financial resources to, and at the Acceptance Time and at the Effective Time, Parent will have, and shall cause Purchaser to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.12 Solvency. Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

Section 5.13 Investigation by Parent and Purchaser; Disclaimer of Reliance.

(a) Each of Parent and Purchaser (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company and its Subsidiary, (ii) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (iii) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser acknowledges that neither the Company nor its Subsidiary, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company and its Subsidiary, the businesses, assets, condition, operations and prospects of the Company and its Subsidiary, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of Parent and Purchaser acknowledges and agrees that, except as set forth in this Agreement, neither the Company nor its Subsidiary nor any other Person (including any officer, director, member or partner of the Company or its Subsidiary or any of their respective Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article IV, the assets and the business of the Company and its Subsidiary are being transferred on a “where is” and, as to condition, “as is” basis.

(b) In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiary. Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, and that each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto. Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.13(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.14 Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiary, on the other hand.

Article VI
COVENANTS

Section 6.1 Covenants of the Company

(a) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law or recommended by an applicable Governmental Body, (iii) as expressly permitted or contemplated by this Agreement, (iv) any action taken, or omitted to be taken, in response to COVID-19 or any other Health Emergency or (v) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated pursuant to Article VIII (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiary to, use commercially reasonable efforts to (A) carry on its business in the ordinary course of business, (B) preserve intact its current business organization and (C) preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date. Any action, the subject matter of which is addressed in Section 6.1(b), below, shall be deemed compliant with Section 6.1(a) if compliant with Section 6.1(b).

(b) Without limiting the generality of Section 6.1(a), during the Pre-Closing Period and except (i) as set forth in the Company Disclosure Letter, (ii) as required by applicable Law or recommended by an applicable Governmental Body, (iii) as expressly permitted or contemplated by this Agreement, (iv) as reasonably necessary or appropriate to comply with Section 6.1(a), (v) to the extent necessary to comply with any obligation under any Contracts made available to Parent on or prior to the date of this Agreement or (vi) any action taken, or omitted to be taken, in response to COVID-19 or any other Health Emergency, the Company shall not and shall not permit its Subsidiary, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) declare, accrue, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Stock Option except, in each case, (1) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company solely to its parent, (2) as a result of net share settlement of any Company Stock Option or Company Warrant or to satisfy the exercise price or withholding Tax obligations in respect of such Company Stock Option or Company Warrant (in the case of Company Stock Options, in accordance with the terms of the applicable Company Equity Plan and award agreement thereunder) or (3) any forfeitures or repurchases of any Company Stock Option in accordance with the terms of the applicable Company Equity Plan and award agreement thereunder;

(ii) issue, grant, deliver, sell, pledge, transfer, dispose of or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge, transfer, disposition or other encumbrance by the Company of, (A) any shares of capital stock or other ownership interest in the Company or its Subsidiary, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants, restricted securities, calls or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities except, in each case: (1) for issuances in respect of Company Stock Options outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and award agreement thereunder, (2) as required by any Company Plan or pursuant to contractual obligations existing on the date of this Agreement set forth on Section 6.1(b)(ii)(2) of the Company Disclosure Letter; (3) awards under the Company Equity Plans to newly hired or promoted employees as set forth on Section 6.1(b)(ii)(3) of the Company Disclosure Letter; (4) for issuances upon the exercise of Company Warrants outstanding on the date of this Agreement; or (5) for transactions solely between or among the Company and its wholly owned Subsidiaries;

(iii) except as required by the terms of a Company Plan currently in effect, (A) increase the wages, salary or other compensation (including severance or termination pay) with respect to any of the Company’s or its Subsidiary’s directors, officers or employees, except for increases in annual base salary or wage rate in the ordinary course of business that do not exceed 15% individually and $50,000 in the aggregate, (B) establish, adopt, enter into, amend in any material respect or terminate any Company Plan, other than any such actions taken in the ordinary course of business that do not materially increase compensation or benefits or result in a material increase in administrative costs, (C) grant any new equity or equity-based awards (including Company Stock Options), except as contemplated by Section 6.1(b)(ii) of this Agreement, or amend or modify the terms of any outstanding awards, under any Company Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of compensation or benefits under any Company Plan, or (E) forgive any loans or issue any loans (other than routine travel or business advances issued in the ordinary course of business consistent with past practice) to any employee of the Company or its Subsidiary;

(iv) adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to the Company or its Subsidiary;

(v) hire any employee whose annual base salary exceeds $150,000, except as set forth on Section 6.1(b)(v) of the Company Disclosure Letter and provided such new hire’s total compensation is substantially similar to the compensation of the former employee such new hire is engaged to replace;

(vi) amend in any material respect any of the Company Organizational Document or the Subsidiary Organizational Documents, adopt a shareholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Company or its Subsidiary;

(ix) subject to clause (x), make any capital expenditures that are in the aggregate in excess of $2,000,000 above amounts indicated in any capital expenditure budget provided to Parent prior to the date of this Agreement;

(x) form any Subsidiary or acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business consistent with past practice or in individual transactions involving less than $5,000,000 in assets (excluding, in each case, any transaction involving the acquisition, disposition or other transfer of Intellectual Property);

(xi) except with respect to any intercompany arrangements, (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) forgive any loans or make any loans or advances to any other Person (except, in the case of directors, officers, employees, consultants or other service providers of the Company or its Subsidiary, advances for routine business expenses issued in the ordinary course of business or travel consistent with past practice), (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness in an amount greater than $1,000,000 in the aggregate per calendar year;

(xii) sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any tangible assets with a fair market value in excess of $500,000 in the aggregate or (B) any Owned Intellectual Property or Exclusive Intellectual Property, in each case that are material to the current business of the Company or its Subsidiary, except, in the case of clause (B), with respect to non-exclusive licenses granted by Company or its Subsidiary pursuant to standard written contracts in the ordinary course of business (it being understood by the parties that any grant of rights to a generic or biosimilar applicant shall not be considered ordinary course);

(xiii) (A) Process any Personal Information in violation in any material respect of applicable Privacy Requirements or (B) fail to take actions reasonably necessary to protect and secure any Personal Information in the possession or control of, or Processed by or on behalf of, the Company or its Subsidiary;

(xiv) commence any Action, except: (A) with respect to routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business; or (C) in connection with or relating to this Agreement or any other agreements contemplated hereby or the transactions contemplated hereby or thereby;

(xv) settle, release, waive or compromise any Action (or threatened Action), other than (i) any actual or threatened Action with respect to Taxes, (ii) any actual or threatened Action relating to this Agreement or any other agreements contemplated hereby or the transactions contemplated hereby or thereby, (iii) any actual or threatened Action pursuant to a settlement that does not relate to any of the Contemplated Transactions and in the case of this clause (iii), (A) that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $500,000 in the aggregate; (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company and the payment of monies by the Company that together with any settlement made under clause (A) are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (C) that results solely in a monetary obligation involving payment by the Company of an amount not greater than $500,000 more than the amount specifically reserved in accordance with GAAP with respect to such Action or claim on the Company as of the Company Balance Sheet Date included in an SEC filing;

(xvi) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii) enter into any new material line of business (it being understood that commencement of preclinical or clinical studies shall not be deemed to constitute a new line of business) or enter into any Contract that materially limits or otherwise materially restricts the Company or its Affiliates following the Closing, from engaging or competing in any line of business or in any geographic area or otherwise imposes material restrictions on the Company’s assets, operations or business;

(xviii) (A) make, change or revoke any material Tax election with respect to the Company or its Subsidiary, (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) relating to or affecting any material Tax liability of the Company or its Subsidiary, (D) settle or compromise any material Tax liability with respect to the Company or its Subsidiary, except, in each case, as required by applicable Law, (E) surrender any right to claim a refund, offset, or other reduction in Tax liability, (F) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiary, or (G) change in any material respect any of its methods of reporting income or deductions for federal income Tax purposes;

(xix) waive, release or assign any material rights or claims under, or enter into, renew, affirmatively determine not to renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any Company Material Contract;

(xx) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Permits in a manner that would materially impair the operation of the business of the Company and its Subsidiary;

(xxi) authorize, agree or commit to take any of the actions described in clauses (i) through (xx) of this Section 6.1(b).

Section 6.2 Access to Information; Confidentiality.

(a) Except if prohibited by applicable Law, from and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article VIII, the Company shall use commercially reasonable efforts, upon reasonable advance notice and subject to any governmental restrictions or recommendations, to (i) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operations of the business of the Company) to relevant employees, assets and facilities and to relevant books, contracts, Tax Returns, work papers, records and other documents and information of the Company and its Subsidiary and provide copies of such existing books, contracts, Tax Returns, work papers, records and other documents and information of the Company, in each case, to the extent reasonably requested by Parent or Purchaser, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its and its Subsidiary’s officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, that any such access shall be afforded and any such information shall be furnished at Parent’s expense and provided, further, that the purpose of any such access, in the case of clause (i), or any such request, in the case of clauses (ii) or (iii), will be limited to the planning of any restructuring and integration of the Company, its Subsidiary, and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries, and their respective businesses, on the other hand.

(b) Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement, with such Confidentiality Agreement hereby amended to limit the permitted use of any information supplied pursuant to Section 6.2(a) to the purpose specified herein.

(c) Nothing in Section 6.2(a) requires the Company to permit any inspection, or to disclose any information to the extent (i) the provision of such information would result in a breach of the Company’s or its Affiliates’ respective obligations to any third party with respect to confidentiality, (ii) such information relates to the applicable portions of minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (A) the Contemplated Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any Person, (B) any Acquisition Proposal or (C) any Intervening Event, (iii) that affording such access or furnishing such information would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (iv) such inspection or disclosure would violate any applicable Law.

(d) Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including as a result of Health Emergencies or any Health Measures).

Section 6.3 Acquisition Proposals.

(a) The Company shall not, shall cause its Subsidiary not to, and shall instruct its Representatives not to, directly or indirectly: (i) initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any Acquisition Proposal or any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal, (iii) provide any non-public information to any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. The Company shall, and shall cause its Subsidiary to, and shall instruct its Representatives to, immediately cease any direct or indirect solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, and, to the extent the Company has the right to do so, shall request the return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiary to any such Person. The Company and its Representatives may (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) solely inform a Person that has made an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed after the date of this Agreement and did not result from a breach in any material respect of this Section 6.3 and (ii) the Company Board or a committee thereof determines that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information (including non-public information) with respect to the Company and its Subsidiary to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company shall not, and shall instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive to the other Person than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal, and (2) the Company shall, as promptly as reasonably practicable, and in any event within one (1) Business Day, provide or make available to Parent any material non-public information concerning the Company or its Subsidiary provided or made available to such other Person that was not previously provided or made available to Parent or Purchaser; provided, further, that the Company may only take the actions described in clauses (A) and (B) above if the Company Board, or a committee thereof, determines, in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c) The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal, including the identity of the Person or group of Persons making such Acquisition Proposal. The Company shall (i) provide Parent promptly (and in any event within such twenty-four (24) hour period) a summary of the material terms and conditions of any such Acquisition Proposal, (ii) keep Parent reasonably informed of any material developments regarding any Acquisition Proposal on a prompt basis and (iii) upon the reasonable request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) cause or permit the Company or the Company Subsidiary to enter into any acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that the Company Board or a committee thereof determines in good faith constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if and only if (A) the Company receives an Acquisition Proposal that the Company Board or a committee thereof determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after taking into consideration any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if and only if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with the Company’s outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iv) during any Notice Period, if requested by Parent, the Company shall negotiate in good faith with Parent regarding potential amendments or modifications to the terms of this Agreement.

(v) The provisions of this Section 6.3(e) apply to any material amendment to the financial terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(C) or (ii)(C), as the case may be.

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act, or (B) making any public statement if the Company Board or a committee thereof determines that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided, that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in accordance with Section 6.3 (it being understood and agreed that any such communication that expressly reaffirms the Company Board Recommendation shall be deemed not to be a Change of Board Recommendation).

Section 6.4 Employment and Employee Benefits Matters.

(a) Parent shall, and shall cause the Surviving Corporation and its Subsidiary to, for a period of one (1) year following the Effective Time, maintain for each individual employed by the Company or its Subsidiary at the Effective Time (each, a “Current Employee”) (i) each of base salary (or wage rate) and a target annual cash incentive compensation opportunity that, in each case, are at least as favorable as those provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are either (x) at least as favorable in the aggregate as the benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time or (y) the same as those benefits provided to similarly situated employees of Parent or its Subsidiaries; provided, that, for purposes of determining whether such benefits are in the aggregate at least as favorable, any severance, defined benefit pension plan benefits, nonqualified deferred compensation, subsidized retiree health or welfare benefits, post-termination health or welfare benefits, equity and equity-based awards and retention or change in control payments or other special or one-time awards shall not be taken into account, and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or its Subsidiary to the Current Employee as of immediately prior to the Effective Time as set forth in Section 6.4(a) of the Company Disclosure Letter. Each of the Company, Parent and Purchaser acknowledges that the occurrence of the Acceptance Time will constitute a “change in control” of the Company (or other similar term) under the terms of the Company Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(b) Parent shall, and shall cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiary prior to the Effective Time to be taken into account for all purposes under all employee benefit plans of Parent and the Surviving Corporation and its Subsidiary, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply (i) with respect to any defined benefit pension plan or any retiree or post-termination health or welfare benefits, (ii) with respect to any benefit plan that is frozen or for which participation is limited to a grandfathered population, (iii) with respect to any equity-based compensation arrangements, or (iv) to the extent that its application would result in a duplication of benefits with respect to the same period of service. Without limiting the generality of the foregoing, Parent shall not, and shall cause the Surviving Corporation not to, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements, evidence of insurability requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiary for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation and its Subsidiary to, give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(c) Without limiting the generality of Section 6.4, no provision of this Agreement (i) prohibits Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any individual Company Plan or any other employee benefit plan in accordance with its terms, (ii) requires Parent, the Surviving Corporation or any of their respective Affiliates to keep any Person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any Current Employee or any other Person any third-party beneficiary or similar rights or remedies.

(d) Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least twenty (20) Business Days prior to the Closing Date and subject, in all cases to the terms of any applicable professional employment organization agreement, including any early termination or other similar provisions, the Company shall withdraw from the 401(k) retirement plan in which it participates (the “Company 401(k) Plan”). If Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the Company has taken action to withdraw from participation in the Company 401(k) Plan (effective as of no later than the day immediately preceding the Closing Date), and the Company shall have taken all steps necessary to withdraw from participation in the Company 401(k) Plan. To the extent that the Company withdraws from participation in the Company 401(k) Plan pursuant to Parent’s request, each Current Employee shall be eligible to participate in a 401(k) plan maintained by Parent or an Affiliate thereof as soon as reasonably practicable following the Closing Date, and Parent shall, or shall cause the applicable Affiliate thereof to, effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or an Affiliate thereof with respect to each such Current Employee.

(e) Prior to making any material written or broad-based oral communications to any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary pertaining to compensation or benefit matters described in this Agreement or to compensation or benefits that will be provided by Parent or an Affiliate thereof following Closing, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith, it being understood that after Parent has been so provided with such opportunity the Company shall not be required to provide Parent with any other communication if the content thereof is substantially the same as that previously reviewed by Parent.

Section 6.5 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Certificate of Incorporation and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company or its Subsidiary, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent the Surviving Corporation would be permitted to do so under applicable Law. In the event of any such Action, Parent and the Surviving Corporation shall advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation shall purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or its Subsidiary and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5. The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

Section 6.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Offer and Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) Business Days after the date of the Agreement) and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. Parent shall, with the reasonable cooperation of the Company, be responsible for making any filing or notification required or advisable under foreign Antitrust Laws within ten (10) Business Days after the date of this Agreement, unless otherwise agreed to by the Company and Parent in writing.

(b) Notwithstanding anything in this Agreement to the contrary, Parent shall have the right, following good faith consultation and consideration of the views of the Company, to direct the strategy and timing for obtaining any necessary approval under applicable Antitrust Laws and in connection with the timing, form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with any Action under or relating to any Antitrust Laws. If any Action, including any Action brought by a Person other than a Governmental Body, is instituted (or threatened to be instituted) challenging the Offer or Merger as violative of any Antitrust Law, Parent shall have the right to direct and control all communications, strategy and defense of this Agreement, the Offer or the Merger in any such Action.

(c) Without limiting the generality of anything contained in this Section 6.6, the parties shall use their respective reasonable best efforts to (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any substantive analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws, (ii) give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (iii) give each other an opportunity to participate in each of such meetings, (iv) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (v) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, promptly notify the other party of the substance of such communication, (vi) provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (vii) provide each other with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of documents or information provided by one party to the other pursuant to this Section 6.6(c) may be redacted or may be shared only with outside counsel and outside consultants retained by such counsel, in each case, to the extent reasonably required in order to (A) remove references to valuation of the Company or the identity of alternative acquirers, (B) comply with existing contractual arrangements, or (C) protect attorney-client privilege. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by responding at the earliest reasonably practicable date with any request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Offer or Merger under applicable Antitrust Laws.

(d) Notwithstanding anything in this Agreement to the contrary, each Party shall, and shall cause its respective Subsidiaries and Affiliates to, use its reasonable best efforts to take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible and, in any event, by or before the Outside Date. The parties hereto agree that the use of “reasonable best efforts” in this Section 6.6(d) shall include (i) offering, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of such assets or businesses of the Company and its Subsidiary, and any other restrictions on the activities of the Company and its Subsidiary, in each case (x ) as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and (y) conditioned upon the consummation of the Merger and (ii) initiating any litigation or defend any litigation of any claim asserted in any Action by any Person, including any Governmental Body, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger; provided that in no event shall anything in the Agreement require, or be construed to require, Parent, the Company, or any of their respective Affiliates to (A) take, or agree to take, any such actions unless all actions collectively are not reasonably likely to be material to the business, operations, condition (financial or otherwise) or results of operations of the Company and its Subsidiary, taken as a whole, or (B) take any action described in this Section 6.6(d) with respect to Parent, its Affiliates or their respective assets, businesses, relationships, contractual rights, obligations or arrangements. Parent shall bear the expenses and costs incurred by the parties in connection with any filings or other such actions which may be required to obtain clearance under any Antitrust Law for the consummation of the Offer and the Merger, in each case, after the initial filing in each jurisdiction.

(e) Each party shall use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will the Company or its Subsidiary be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 6.7 Public Announcements. The Company shall not, and shall cause its Subsidiary not to, and Parent shall not, and shall cause each of its Subsidiaries not to, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law (including in connection with the making of any filings or notifications required under the HSR Act or any foreign Antitrust Laws in connection with the Contemplated Transactions) or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance and shall consider in good faith any such comments; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The restrictions of this Section 6.7 do not apply to communications by the Company in connection with, or following, a Change of Board Recommendation. Notwithstanding the foregoing, each party may, without complying with the foregoing obligations, make internal announcements to employees to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 6.7 and, as applicable, Section 6.4(e).

Section 6.8 Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an employment compensation, severance, or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company or its Subsidiary to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit, (b) entry by the Company or its Subsidiary into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement, or (c) approval of, amendment to, or adoption of any Company Plan.

Section 6.9 Conduct of Parent and Purchaser.

(a) Parent shall not, and shall cause each of its Subsidiaries not to, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, cause any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger, or the other Contemplated Transactions.

(b) Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 6.10 No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiary’s respective operations.

Section 6.11 Operations of Purchaser. Prior to the Effective Time, Purchaser shall not engage in any other business activities and shall not incur any liabilities or obligations other than as contemplated herein.

Section 6.12 Ownership of Company Securities. Prior to the Acceptance Time, Parent shall not, and shall cause each of its Subsidiaries not to, acquire (directly or indirectly, beneficially or of record) any additional Shares, or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. None of Parent, Purchaser, or their respective Affiliates shall hold any rights to acquire any Company Common Stock except pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 6.12 shall not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser, or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser, or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act.

Section 6.13 Stockholder Litigation. The Company shall notify Parent of actions, suits, or claims instituted against the Company or any of its directors or officers relating to this Agreement or the Contemplated Transactions (“Stockholder Litigation”). Parent shall have the right to participate in the defense of any such Stockholder Litigation, the Company shall consult with Parent regarding the defense of any such Stockholder Litigation, and the Company shall not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed, or conditioned.

Section 6.14 Treatment of Certain Indebtedness. The Company shall use its commercially reasonable efforts to deliver to (a) the agent under the Hercules LSA at least seven (7) Business Days (as defined in the Hercules LSA) prior to the Closing Date, a written notice of prepayment of all outstanding principal and accrued but unpaid interest under the Hercules LSA, which notice shall provide that such prepayment is subject to and conditioned upon the consummation of the Offer and the Merger, and (b) Parent, at least five (5) Business Days prior to the Closing Date, a draft of (and prior to the Closing Date, an executed copy of) a customary payoff letter from the lenders under the Hercules LSA relating to the repayment in full of all obligations thereunder or secured thereby (including any prepayment or end of term premium, penalties and charges, but excluding any inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of the Hercules LSA), the termination of the Hercules LSA and all commitments in connection therewith and the release of all Liens securing the obligations thereunder (the “Payoff Letter”). The Company shall, and shall cause its Subsidiary to, use commercially reasonable efforts to deliver (or cause the agent or lenders under the Hercules LSA to deliver) to Parent on or prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required to evidence the termination of the Hercules LSA and effect the release of all Liens securing the obligations thereunder, including the filing of UCC termination statements, terminations of control agreements, terminations of Intellectual Property security agreements and delivery of possessory collateral, which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Hercules LSA (other than any inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of the Hercules LSA). At the Closing, Parent shall pay or shall cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then due and payable on such date under the Hercules LSA in accordance with the Payoff Letter.

Section 6.15 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Contemplated Transactions.

(b) The Company shall give notice to Parent as promptly as reasonably practicable after (and shall subsequently keep Parent informed on a reasonably current basis of any developments related to such notice) its becoming aware of (i) the receipt of any material notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, or (ii) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VII or Annex I to this Agreement not being able to be satisfied prior to the Outside Date.

(c) Parent shall give notice to the Company as promptly as reasonably practicable after (and shall subsequently keep the Company informed on a reasonably current basis of any developments related to such notice) its becoming aware of (i) the receipt of any material notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, or (ii) the occurrence or existence of any fact, event or circumstance that (A) has had or would reasonably be expected to have a Purchaser Material Adverse Effect or (B) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Outside Date.

Section 6.16 Additional Actions. The Company shall take the actions set forth on Section 6.16 of the Company Disclosure Letter.

Article VII
CONDITIONS OF MERGER

Section 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction (whether preliminary, permanent or a temporary restraining order) preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and still be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger; and

(b) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) will not be available to any party unless such party has complied with its obligations under this Agreement in all material respects, including Section 6.6; or

(b) the Acceptance Time has not occurred on or prior to December 12, 2023 (the “Outside Date”); provided, however, that if as of such date, the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) or in Paragraph 1(c) of Annex I (with respect to Paragraphs 1(c), solely to the extent that such judgment, order, injunction, action or Law arises under the HSR Act or any Antitrust Law) is not satisfied, then the Outside Date will be automatically extended for ninety (90) days (and such date will then be the “First Extended Outside Date”); provided, further, that, in the event that on the First Extended Outside Date, the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) or in Paragraph 1(c) of Annex I (with respect to Paragraphs 1(c), solely to the extent that such judgment, order, injunction, action or Law arises under the HSR Act or any Antitrust Law) is not satisfied, then the Outside Date will be automatically extended for a second period of ninety (90) days (and such date will then be the “Second Extended Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) will not be available to (i) to any party unless such party has complied in all material respects with its obligations under this Agreement, including Section 6.6 or (ii) to either party at any time the parties are litigating obligations under this Agreement.

Section 8.3 Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company if:

(a) Purchaser fails to timely commence the Offer in violation of Section 1.1 hereof, except if a breach by the Company of this Agreement is the primary cause of such failure, (ii) the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer on the terms set forth in this Agreement or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice from the Company of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided, however, that the right to terminate this Agreement pursuant to this Section 8.3 will not be available to the Company if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b) the Company Board shall have determined to terminate this Agreement in accordance with the terms set forth in Section 6.3(e)(i) in order to enter into a definitive agreement with respect to a Superior Proposal; provided that concurrently with such termination, the Company pays Parent the Termination Fee payable to Parent pursuant to Section 8.5(b).

Section 8.4 Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Company Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice from Parent of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(a) will not be available to Parent if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b) whether or not permitted to do so, the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 8.5 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VIII, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement (other than Section 1.1(d), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the termination fee is paid pursuant to Section 8.5(b) below or where the Reverse Termination Fee is paid pursuant to Section 8.5(c) below, no such termination will relieve any Person of any liability for damages resulting from Common Law Fraud or any material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”). Parent shall cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b); or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the last proviso to Section 8.2(b)), (B) any Person has publicly disclosed an Acquisition Proposal after the date of this Agreement and prior to such termination (unless publicly withdrawn prior to such termination) and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal and the transactions contemplated by such Acquisition Proposal are subsequently consummated (provided, that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”);

then, in any such case, the Company shall pay Parent a termination fee of $100.0 million (the “Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than five (5) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon consummation of the transaction referenced therein. The Company will not be required to pay the Termination Fee pursuant to this Section 8.5(b) more than once.

(c) In the event that (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.2(a) or Section 8.2(b), (ii) all of the conditions set forth in Annex I have been satisfied or waived other than (x) any such conditions are by their nature to be satisfied at the Expiration Date and (y) any of the conditions set forth in Paragraphs 1(a), 1(b), 1(c) and 2(b) of Annex I (with respect to Paragraphs 1(c), solely to the extent that such judgment, order, injunction, action or Law arises under the HSR Act or any Antitrust Law) and (iii) any of the conditions set forth in Paragraphs 1(b) or 1(c) of Annex I (with respect to Paragraphs 1(c), solely to the extent that such judgment, order, injunction, action or Law arises under the HSR Act or any Antitrust Law) have not been satisfied or waived, then Parent shall pay or cause to be paid to the Company the Reverse Termination Fee no later than five (5) Business Days after such termination in the event of a termination by the Company and as a condition to termination in the event of a termination by Parent by wire transfer of immediately available funds to the account or accounts designated by the Company. Parent will not be required to pay the Reverse Termination Fee pursuant to this Section 8.5(c) more than once. “Reverse Termination Fee” means $158.0 million.

(d) If paid, Parent’s receipt of the Termination Fee is the sole and exclusive remedy of Parent and Purchaser in respect of this Agreement and, if paid, the Company’s receipt of the Reverse Termination Fee is the sole and exclusive remedy of the Company; provided, that Parent or the Company, as applicable, may seek specific performance to cause the Company or Parent and Purchaser, as applicable, to consummate the Contemplated Transactions in accordance with Section 9.13, but in no event shall Parent be entitled to both specific performance and the payment of the Termination Fee (or monetary damages) and in no event shall the Company be entitled to both specific performance and payment of the Reverse Termination Fee (or monetary damages).

(e) Each of the Company and Parent acknowledges that the agreements contained in Section 8.5(b) and Section 8.5(c) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent, Purchaser and the Company would not have entered into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to pay the amount when due pursuant to Section 8.5(b) or Section 8.5(c), as applicable, and in order to obtain such payment, Parent or Purchaser or the Company, as applicable, commences suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or against Parent for the amount set forth in Section 8.5(c), then the Company shall pay to Parent or Purchaser, or Parent shall pay to the Company, as applicable, interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 8.6 Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 8.7 Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Parent or Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

Article IX
GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2 Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(a) if to Parent or Purchaser:

Sanofi
54, rue La Boétie
75008 Paris – France
Attention: General Counsel
Email: Global_GeneralCounsel@sanofi.com

with an additional copy (which will not constitute notice) to:

Weil, Gotshal & Manges LLP
767 5th Avenue
New York, NY 10153
Attention: Michael J. Aiello; Sachin Kohli
Email: michael.aiello@weil.com; sachin.kohli@weil.com

(b) if to the Company:

Provention Bio, Inc.
55 Broad Street, 2nd Floor
Red Bank, NJ 07701
Attention: Ashleigh Palmer; Heidy King-Jones
Email:

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention: Suni Sreepada
Email: suni.sreepada@ropesgray.com

and

Ropes & Gray LLP
800 Boylston Street
Boston, MA 02110
Attention: Thomas Danielski
Email: thomas.danielski@ropesgray.com

Section 9.3 Certain Definitions. For purposes of this Agreement the term:

“Acceptance Time” has the meaning set forth in Section 1.1(a)(ii).

“Acquisition Proposal” means any offer or proposal made or renewed by any Person (other than Parent or Purchaser) or group at any time after the date of this Agreement that is structured to permit such Person or group to acquire beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets of the Company and its Subsidiary, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

“Action” means any cause of action, audit, examination, mediation, action, suit, complaint, litigation, mediation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, examination, or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.3(d).

“Antitrust Laws” has the meaning set forth in Section 6.6(d).

“Book-Entry Share” has the meaning set forth Section 3.5(c).

“Business Day” has the meaning set forth in Section 1.1(a).

“Carryover Warrants” has the meaning set forth in Section 3.3(b).

“Certificate” has the meaning set forth in Section 3.5(b).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change of Board Recommendation” means (a) the failure by the Company Board to make, the withdrawal (or modification or qualification in a manner adverse to Parent or Purchaser in any material respect) by the Company Board of, or the public announcement of a failure to make, or the withdrawal (or modification or qualification in a manner adverse to Parent or Purchaser in any material respect) by the Company Board of, the Company Board Recommendation, (b)(i) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer or (ii) the approval or recommendation by the Company Board, or the public proposal by the Company Board to approve, recommend, endorse or declare advisable, any Acquisition Proposal made by a Person other than Parent or any of its Affiliates, (c) the failure by the Company to include the Company Board Recommendation in the Schedule 14D-9 when mailed to the Company’s stockholders, or (d) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within two (2) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided, that, Parent may deliver only one (1) such request with respect to any Acquisition Proposal.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Co-Promotion Agreement” means that certain Co-Promotion Agreement, by and between the Company and Genzyme Corporation, dated as of October 4, 2022.

“Code” has the meaning set forth in Section 3.7.

“Common Law Fraud” means common law fraud under Delaware law of the Company, Parent or Merger Sub, as applicable, in the making of the representations and warranties set forth in Article IV and Article V.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.4(d).

“Company Balance Sheet Date” has the meaning set forth in Section 4.8.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.2.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Plans” means the Company’s 2017 Equity Incentive Plan (as amended and restated) and the Company’s 2020 Inducement Plan (as amended).

“Company Intellectual Property” has the meaning set forth in Section 4.14(b).

“Company IT Systems” has the meaning set forth in Section 4.14(i).

“Company Material Adverse Effect” means any change, effect, event, occurrence, or other matter that has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and its Subsidiary, taken as a whole; provided, however, that any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiary operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate; (b) the negotiation, execution, announcement, or pendency of this Agreement or the Contemplated Transactions; (c) any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) the occurrence, escalation, outbreak or worsening of hostilities, acts or threats of war or terrorism (including cyberattacks and computer hacking); (e) any plagues, pandemics (including COVID-19) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, weather conditions or other natural or man-made disaster or other force majeure event, (f) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 or any other Health Emergencies (all of the foregoing, “Health Measures”) (g) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate; (h) any regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Product of the Company (including any collaboration products) or with respect to any product of Parent or any of its Subsidiaries or any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof (including the results from the PROTECT clinical trial relating to teplimuzab), any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); (i) any breach of the Co-Promotion Agreement by Parent or any of its Affiliates, the performance of the Co-Promotion Agreement and the transactions contemplated thereby by the Company and its Subsidiary, or any action taken or omitted to be taken by the Company or its Subsidiary at the request or with the prior written consent of Parent or any of its Affiliates, any activities undertaken by Parent or any of its Affiliates in connection with the Co-Promotion Agreement, and the commercialization of Tzield (teplizumab-mzwv), including any commercialization or pre-commercialization activities and distribution, manufacturing, promotion, marketing and reimbursement related thereto; (j) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any Product of the Company or product candidates; (k) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Body, or any panel or advisory body empowered or appointed thereby, relating to any Product of the Company or any products or product candidates of any competitors of the Company; (l) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein, or any action taken or omitted to be taken by the Company at the request or with the prior written consent of Parent or Purchaser; (m) the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any current or former holder of Shares (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions, or the settlement of any litigation pending as of the date of this Agreement; (n) matters listed on the Company Disclosure Letter, but only to the extent described in the Company Disclosure Letter; or (o) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period on or after the date of this Agreement; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

“Company Material Contract” has the meaning set forth in Section 4.13(a).

“Company Organizational Documents” has the meaning set forth in Section 4.1.

“Company Plan” means a Plan that the Company or its Subsidiary sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor or director of the Company or any of its Subsidiaries. For clarity, “Company Plans” includes the “Company Equity Plans.”

“Company Preferred Stock” has the meaning set forth in Section 4.3.

“Company Real Property” has the meaning set forth in Section 4.11(b).

“Company Registered Intellectual Property” has the meaning set forth in Section 4.14(a).

“Company SEC Documents” has the meaning set forth in Section 4.7(a).

“Company Stock Option” has the meaning set forth in Section 3.2(b).

“Company Warrants” means collectively the Series A Warrants, the IPO Warrants, the Private Placement Warrants and the Term Loan Warrants.

“Compensation Action” has the meaning set forth in Section 6.8.

“Confidential Information” has the meaning set forth in Section 6.2(b).

“Confidentiality Agreement” has the meaning set forth in Section 1.3.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any authorization from any Governmental Body).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Converted Stock Option” has the meaning set forth in Section 3.2(c).

“Copyrights” means all works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, recordations, extensions, restorations and reversions of the foregoing, including moral rights of authors and technical database rights.

“Cover” means, with respect to a compound, product, or other composition of matter, or technology, process, method or other know-how, on the one hand, and a Patent on the other hand, that, in the absence of ownership of, or a license to, such Patent, the practice or exploitation of such compound, product, or other composition of matter, or technology, process, method or other know-how, would infringe such Patent or, in the case of a Patent that has not yet issued, would infringe such Patent if it were to issue (considering claims of patent applications to be issued as then pending).

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolution thereof or related or associated epidemics, pandemics or disease outbreaks.

“Current Employee” has the meaning set forth in Section 6.4(a).

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i), Section 6.3(e)(ii) or Section 6.3(e)(iii).

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” means all Laws concerning pollution or protection of the environment or human health (in regards to exposure to Hazardous Substances), as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“ERISA” has the meaning set forth in Section 4.17(c).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” has the meaning set forth in Section 1.1(a).

“Exclusive Intellectual Property” means all Intellectual Property that is or has been licensed (including sublicensed) exclusively to the Company or its Subsidiary in any fields and for any uses, as of the date of this Agreement and is used in, held for use in, or otherwise material to, the current or currently contemplated conduct of the Company’s or its Subsidiary’s businesses. For purposes of this definition only, “currently contemplated conduct” shall be deemed limited to the contemplated future business of the Company and its Subsidiary as has been described by the Company or its Subsidiary in the Company SEC Filings.

“Expiration Date” has the meaning set forth in Section 1.1(a).

“FCPA” has the meaning set forth in Section 4.20(i).

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended (21. U.S.C. §§ 301 et seq.).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“Financial Advisors” has the meaning set forth in Section 4.21.

“First Extended Outside Date” has the meaning set forth in Section 8.2(b).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means FDA Laws governing the conduct of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312, and equivalent foreign Laws to which the Company and/or its Subsidiary is subject.

“Good Laboratory Practices” means FDA Laws governing the conduct of non−clinical laboratory studies contained in 21 C.F.R. Part 58, and equivalent foreign Laws to which the Company and/or its Subsidiary is subject.

“Good Manufacturing Practices” means FDA Laws governing current good manufacturing practices for drugs and finished pharmaceutical products contained in 21 C.F.R. Part 210 and 211, and equivalent foreign Laws to which the Company and/or its Subsidiary is subject.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos, per- and polyfluoroalkyl substances or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Health Emergency” means any epidemic, pandemic and/or disease outbreak (including COVID-19).

“Health Measures” has the meaning set forth in this Section 9.3.

“Healthcare Laws” means, to the extent related to the conduct of the Company’s or its Subsidiary’s business, as applicable, as of the date of this Agreement, means (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry, (e) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, (f) the FDCA, (g) the Public Health Service Act (42 U.S.C. § 256b), and the regulations promulgated by the FDA thereunder, and (h) equivalent foreign Laws to which the Company and/or its Subsidiary is subject.

“Healthcare Permits” has the meaning set forth in Section 4.20(a).

“Hercules LSA” means that certain Loan and Security Agreement, dated as of August 31, 2022 (as amended by that certain First Amendment to Loan and Security Agreement, dated as of February 2, 2023), by and among the Company, certain financial institutions party thereto and Hercules Capital, Inc.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and its implementing rules and regulations promulgated thereunder.

“HSR Act” has the meaning set forth in Section 4.6.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under Finance Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability) and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 6.5(b).

“Initial Expiration Date” has the meaning set forth in Section 1.1(a).

“Intellectual Property” means all of the following, including all rights in, arising out of, or associated therewith: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights, (E) rights in software and other databases and data collections, and (F) all other intellectual property rights, whether registered or unregistered, with respect to (A)-(F), in any jurisdiction worldwide.

“Intentional Breach” has the meaning set forth in Section 8.5(a).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change primarily resulting from a breach of this Agreement by the Company) and that was not known or reasonably foreseen to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any of the following constitute an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (b) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event) or (c) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

“Invention” means any process, method, composition of matter, article of manufacture, discovery, invention or finding or other know-how, whether or not patentable, that is conceived, discovered, created or reduced to practice.

“IP Contracts” means all Contracts which include the grant of rights, title or interests with respect to Intellectual Property and under which (a) the Company or its Subsidiary has obtained from or granted to any third party any license, covenant not to sue, co-existence agreement, settlement agreement or other right, title or interest in or (b) the Company or its Subsidiary is expressly restricted from using, in each case (a) and (b) of this definition, any Intellectual Property that is material to, the current business of the Company or its Subsidiary, as of the date of this Agreement, except for (i) Off-the-Shelf Software, (ii) non-exclusive licenses granted in the ordinary course of business such as to customers and clinical trial sites, and (ii) non-exclusive licenses of Intellectual Property granted to the Company or its Subsidiary under a Contract to which the non-exclusive license is incidental.

“IPO Warrants” mean the warrants to purchase shares of Company Common Stock issued by the Company to MDB Capital Group, LLC (“MDB”) and certain of MDB’s designees on July 3, 2018.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge of the chief executive officer or the members of the executive leadership team.

“Law” means any foreign or U.S. federal, state, municipal or local law (including common law), treaty, statute, code, order, ordinance, edict, decree, rule, or regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq), and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Measurement Date” has the meaning set forth in Section 4.3(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Minimum Tender Condition” has the meaning set forth in Annex I(1)(a).

“Nasdaq” has the meaning set forth in Section 1.1(a)(ii).

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice and ending on the third (3rd) Business Day thereafter at 5:00 p.m. Eastern Time (provided, that, if such Determination Notice is delivered after 5:00 p.m. Eastern Time, then the Notice Period shall end on the fourth (4th) Business Day thereafter at 5:00 p.m. Eastern Time); provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) Business Day after delivery of such revised Determination Notice; provided, further, that if fewer than five (5) Business Days remain prior to the scheduled Expiration Date, the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four (24) hours thereafter.

“OECD Convention” has the meaning set forth in Section 4.20(i).

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” has the meaning set forth in Section 1.1(a).

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in Recitals.

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or its Subsidiary, as applicable, (c) that is used for business infrastructure or other internal purposes and (d) is licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year.

“Outside Date” has the meaning set forth in Section 8.2(b).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (exclusively or jointly) by the Company or its Subsidiary, as of the date of this Agreement that is used in, held for use in, or otherwise material to, the current conduct of the Company’s or its Subsidiary’s businesses.

“Parent” has the meaning set forth in the Preamble.

“Patents” means (a) any national or regional issued patent (including issued utility and design patents), and any national, regional or international pending patent application for the same, including any provisional patent applications, (b) all patent applications filed from such patents, patent applications or provisional applications or from an application claiming priority from such patents, including divisionals, continuations, continuations-in-part, converted provisionals and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, renewals, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b), and (c)).

“Paying Agent” has the meaning set forth in Section 3.5(a).

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of a Governmental Body.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) any Lien representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workers’, warehouseman’s, repairers’, landlords’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant), (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not violated by the current use and operation of the leased Company Real Property, (d) covenants, conditions, restrictions, easements, rights-of-way and other similar matters of record affecting title to the leased Company Real Property that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens and liens securing rental payments under Finance Leases and (g) those matters identified in the Permitted Liens Section of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a Governmental Body or any department, agency or political subdivision thereof.

“Personal Information” means data and information in any form or media that identifies an individual person or household, or which could be used to identify or is otherwise related to an identifiable individual person or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Company or its Subsidiary in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other compensation or benefit plan, program, agreement, policy or contract, whether written or unwritten, funded or unfunded, whether or not subject to ERISA, including, without limitation, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, employee assistance or other material fringe benefit plan, program, or agreement.

“Pre-Closing Period” has the meaning set forth in Section 6.1(a).

“Privacy Laws” mean any and all applicable Laws and legal requirements relating to privacy, data security or Processing of Personal Information including HIPAA, the Federal Trade Commission Act, Personal Information Protection and Electronic Documents Act (PIPEDA), California Consumer Privacy Act (CCPA), EU General Data Protection Regulation (EU GDPR), UK General Data Protection Regulation (UK GDPR), the Payment Card Industry Data Security Standard (PDI-DSS) and any and all applicable Laws relating to breach notification, the use of biometric identifiers or the use of Personal Information by the Company and its Subsidiary for marketing purposes.

“Privacy Requirements” means all applicable Privacy Laws and all of the Company’s and its Subsidiary’s written policies and notices, and contractual obligations relating to the Processing of any Personal Information.

“Private Placement Warrants” mean the warrants to purchase shares of Company Common Stock issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of July 7, 2022, by and between the Company and certain institutional purchasers.

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

“Products” means any product that the Company has manufactured, distributed, marketed, licensed or sold, or is manufacturing, distributing, marketing, licensing or selling and any products currently under preclinical or clinical development by the Company.

“Prohibited Payment” has the meaning set forth in Section 4.20(i).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Reference Date” means January 1, 2021.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Reverse Termination Fee” has the meaning set forth in Section 8.5(c).

“Sanctions” means all economic sanctions and regulations maintained by OFAC; applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the United Nations Security Council, the European Union, or His Majesty’s Treasury of the United Kingdom; and any other economic sanctions maintained by a jurisdiction in which the Company or its Subsidiary does business or is otherwise subject to jurisdiction.

“Sanctioned Country” means Crimea, Cuba, Iran, North Korea, the Donetsk People’s Republic, the Luhansk People’s Republic and Syria.

“Sanctioned Person” any Person located, organized, or resident in or the government of a Sanctioned Country; any Person named on any OFAC sanctions list; any other Person who is the subject or target of Sanctions; and any Person controlled or majority-owned by any of the foregoing.

“Sarbanes-Oxley” has the meaning set forth in Section 4.10(c).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a)

“Schedule TO” has the meaning set forth in Section 1.1(b).

“SEC” has the meaning set forth in Section 1.1(a).

“Second Extended Outside Date” has the meaning set forth in Section 8.2(b).

“Series A Warrants” mean the warrants to purchase shares of Company Common Stock issued by the Company to MDB and certain of MDB’s designees on April 25, 2017.

“Share” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“Stockholder List Date” has the meaning set forth in Section 1.3.

“Stockholder Litigation” has the meaning set forth in Section 6.13.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Subsidiary Organizational Documents” has the meaning set forth in Section 4.1.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Company Board or a committee thereof has determined, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Acquisition Proposal reflected in this Agreement, taking into account all legal, regulatory and financial terms, the likelihood of consummation (including certainty of closing), and all other aspects of such Acquisition Proposal.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” or “Taxes” means (i) any and all U.S. federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, unclaimed property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax, including any interest, penalty, or addition thereto and (ii) any liability with respect to any items described in clause (i) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, United States Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Term Loan Warrants” means collectively the Tranche 1 Term Loan Warrants and Tranche 2 Term Loan Warrants.

“Termination Fee” has the meaning set forth in Section 8.5(b)(ii).

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for the foregoing and the renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Trade Laws” means all applicable customs, import and export Laws and regulations in jurisdictions in which the Company or its Subsidiary does business or is otherwise subject to jurisdiction, including Title 19 of the Code of Federal Regulations and the associated statutes; the U.S. International Traffic in Arms Regulations; and the Export Administration Regulations.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, rights in technology, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, concepts, protocols, assays, formulae, methods, formulations, discoveries, specifications, designs, schematics, drawings, algorithms, plans, improvements, models and methodologies to the extent protected as trade secrets or otherwise non-public.

“Tranche 1 Term Loan Warrants” means the warrants to purchase shares of Company Common Stock issued by the Company pursuant to that certain Warrant Agreement, dated as of September 15, 2022, by and between the Company and Hercules Capital, Inc.

“Tranche 2 Term Loan Warrants” means the warrants to purchase shares of Company Common Stock issued by the Company pursuant to that certain Warrant Agreement, dated as of February 2, 2023, by and between the Company and Hercules Capital, Inc.

“Transfer Taxes” means any sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

“Treasury Regulations” has the meaning set forth in Section 3.7.

“UK Bribery Act” has the meaning set forth in Section 4.20(i).

“WARN” has the meaning set forth in Section 4.19(b).

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.5 Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided, that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement).

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect; provided, further, that if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. Except for (a) the rights of the holders of Shares to receive the Offer Price and the Merger Consideration, and the holders of Company Stock Options and Company Warrants to receive the consideration described in Section 3.2 and Section 3.3, respectively, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options and Company Warrants (each of which are third party beneficiaries hereunder to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 9.13 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement and (c) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), nothing in this Agreement, express or implied, is intended to confer upon any Person (other than the parties hereto) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.7 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or email transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.10 Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.11 Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, or the Merger, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, or the Merger in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.12 Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.11(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.13 Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.14 Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section, Article or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. References to “ordinary course of business” refer to the ordinary course of business of the Company and the Subsidiary of the Company, taken as a whole, including reasonable actions or omissions taken or to be taken by the Company in good faith from time to time in response to changing economics and other conditions, circumstances or events, including relating to or arising from Health Emergencies or Health Measures and the results thereof. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. The phrases “made available” and “delivered,” when used in reference to anything made available to Parent, Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to include information or documents (i) uploaded to the virtual data room hosted by ShareVault or (ii) filed with the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case no less than one (1) Business Day prior to the date of this Agreement (except in the case of (i) if notice of the upload of such information or document is given to Parent, Purchaser or any of their respective Representatives at least two (2) hours prior to execution of this Agreement). This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SANOFI

By:	/s/ Roy Papatheodorou
Name:	Roy Papatheodorou
Title:	EVP, General Counsel, Head of Legal Ethics & Business Integrity

ZEST ACQUISITION SUB, INC.

By:	/s/ Michael Tolpa
Name:	Michael Tolpa
Title:	President

PROVENTION BIO, INC.

By:	/s/ Ashleigh Palmer
Name:	Ashleigh Palmer
Title:	Chief Executive Officer

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”);

(b) any applicable waiting period under the HSR Act (and any extension thereof) in respect of the Contemplated Transactions, including any agreements (i.e., timing agreements or otherwise) with a Governmental Entity not to consummate the Acquisition for any period of time, has expired or been terminated; and

(c) there shall not have been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause “(c)” unless they shall have taken all actions required under this Agreement to avoid any such order or have any such order lifted.

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2. Additionally, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) (i) the Company has breached or failed to comply in any material respect with any of its material agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, and such breach or failure to comply has not been waived in writing by Parent or Purchaser, (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in Section 4.2 (Authorization; Valid and Binding Agreement), the first sentence of Section 4.3(a) (Capital Stock), Section 4.3(c) (Capital Stock), Section 4.3(d) (Capital Stock) and Section 4.25 (Merger Approval)) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect or (iii) the representations and warranties set forth in Section 4.2 (Authorization; Valid and Binding Agreement), the first sentence of Section 4.3(a) (Capital Stock), Section 4.3(c) (Capital Stock), Section 4.3(d) (Capital Stock) and Section 4.25 (Merger Approval) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date);

(b) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraphs 2(a) and 2(c) have been satisfied as of the Expiration Date;

(c) since the date of the Agreement, there has occurred any change, event, occurrence or effect that, individually or in the aggregate, has had a Company Material Adverse Effect that is continuing as of the Expiration Date; or

(d) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser and (except for the conditions set forth in clauses 1(a) and 2(d)) may be waived by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

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